MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

September 18, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Ruairi Regan
James Lopez

Re: Shentang International, Inc.

Registration Statement on Form 10-12G

Filed on August 2, 2018

File No. 000-55973

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Zhongchai Machinery, Inc. (the “Company”), dated August 28, 2018 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10 filed August 2, 2018

Description of Business, page 1

1. We note your references in the risk factors on page 8 to Zhongchai Machinery, Inc. and Melt, Inc. Please clarify the extent of Mr. Lazar's experience with transactions involving blank check companies. If material, please provide a brief description of these other blank check offerings, including whether they entered into any mergers or acquisitions, and the nature of Mr. Lazar’s subsequent involvement in each company. Please add a discussion as to how Mr. Lazar will determine which company may get preference as to any identified business combination opportunities. Please also expand your risk factor disclosure in this regard, as applicable.

We have added disclosure to the Description of Business and the Risk Factors regarding David Lazar’s experience with blank check companies and the nature of Mr. Lazar’s involvement in such companies. We have also added disclosure regarding the determination of which company may get preference as to any business combination opportunity.

Directors, Executive Officers and Control Persons, page 16

2. Please describe the business experience for the past five years for David Lazar, including a discussion of any other directorships held. Refer to Item 401(e) of Regulation S-K.

We have expanded the disclosure to include Mr. Lazar’s business experience for the past five years and the other directorships he holds.

Certain Relationships and Related Transactions, page 17

3. Please include disclosure of the terms of the transaction involving the issuance of 27,000,000 shares to David Lazar in this section; or advise why the disclosure is not required. Also, please clarify the reference to ownership of 100% of the outstanding preferred shares on page 4.

We have included the terms of the transaction involving the issuance of the 27,000,000 shares to David Lazar and removed the reference to preferred shares.

Exhibits

4. Please revise your incorporation by reference to clearly identify each document from which you are incorporating by reference. Exhibits 3.1, 3.2 and 3.3 do not appear to be filed with the referenced securities forms.

We have edited the incorporation by reference of the Exhibits to clearly identify the proper reference.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	David Lazar
Chief Executive Officer, Shentang International, Inc.